Filed by Independence Community Bank Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Staten Island Bancorp, Inc.
Commission File No.: 333-111562

     Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Independence or Staten Island may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY

STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of Independence and stockholders of Staten Island. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

     Independence, Staten Island and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Independence’s directors and executive officers is available in Independence’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding SIB’s directors and executive officers is available in SIB’s proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

###

     The following is a transcript of the conference call and webcast hosted by Independence Community Bank Corp. on January 21, 2004:

FINAL TRANSCRIPT

CCBN StreetEvents Conference Call Transcript
ICBC — Q4 2003 Independence Community Bank Earnings Conference Call
Event Date/Time: Jan. 21. 2004 / 9:00AM ET
Event Duration: N/A

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Final Transcript

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

CORPORATE PARTICIPANTS

Alan Fishman
Independence Community Bank — President and CEO

Frank Baier
Independence Community Bank — CFO

CONFERENCE CALL PARTICIPANTS

Chris Buonafede
Fox-Pitt Kelton — Analyst

Jack Micenko
Lehman Bros. — Analyst

Kevin Timmons
CL King — Analyst

Mark Fitzgibbon
Sandler ONeill — Analyst

Sal DiMartino
Bear Stearns — Analyst

Sirles Gellman
Sunova Capital — Analyst

Scott Valentin
FBR — Analyst

Matthew Kelley
Moors and Cabot — Analyst

Terry Maltese
Sandler ONeill — Analyst

PRESENTATION

Operator

Good morning and welcome, ladies and gentlemen, to the Independence Community Bank fourth quarter earnings conference call. At this time, I would like to inform you that all participants are in a listen-only mode. At the request of the company, we will open up the conference for question and answer session after the presentation.

Statements presented in this conference call which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Factors which could result in material variations include but are not limited to changes in interests rates which could affect net interest margin and net interest income. Competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows, real estate values, the levels of non-interest income and the amount of loan losses as well as other factors discussed in documents filed by the company with the Securities and Exchange Commission from time to time. The company under takes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. I would now turn the conference over to Alan Fishman, President and CEO. Please go ahead, sir.

Alan Fishman - Independence Community Bank — President and CEO

Thank you. Good morning, everybody. During the past several days I felt like a four-year-old waiting for Christmas morning. Just couldn’t wait to get the earnings release out and have this conference call. So let’s get right to it.

As always, I want to thank you for joining us on the call and for your interest in Independence. It goes without saying that we are very, very pleased about these annual and quarterly results. They are very rewarding and we are very pleased. We continue to sustain the earnings momentum that we’ve developed while at the same time and I think this is the key issue is that we’ve maintained all of the disciplines that are embedded in our business model and all the disciplines we’ve talked to you about over the last several years. We are particularly pleased that these results continue a sharply positive trend of earnings growth over the past several years and I think it reaffirms the dynamic nature of our business model.

Before I get into the numbers, a few comments regarding 2003. It has been a very pivotal year for the company marked by significant accomplishments, the record earnings, once again, and once again we’ve more than met the long term commitments we’ve made to the market. We began to set — the successful implementation of a di nova strategy in New York and New Jersey and continue to significantly grow our core deposits. We’ve attained record multi-family loan production and expanded our multifamily origination footprint to Maryland and Washington and Florida. We significantly strengthened the management team here at Independence by adding a seasoned and accomplished executive, Brendan Dugan, who was most recently at Citibank and gone there after the purchase of the European Bank where he was President. Brendan is managing our business banking activities. Importantly, we announced the strategic merger with SIB. So as you can see, we have a lot to

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Final Transcript

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

talk about on this call. Also, I am joined on the call by Frank Baier, our Chief Financial Officer.

Let’s turn to the earnings. For the quarter, earnings per share increased 23% to 69 cents per share over the prior years, 23% increase over the prior year. Net income increased 21% to $36.2 million. On a length quarter basis EPS and net income both increased about 8%. Year to date earnings showed comparable increases to the quarter year-over-year EPS 16% increase to $2.60 and net income increasing by 12% to $137 million.

Our profitability ratios have also improved and remained very strong, return on assets increased to 158 basis points for the year ended 12/31 and compared to 155 at the year before. Return in equity increased to 14.6% for the year and that compared with 13.5% in the year before. As you’ve seen in the press release we had a considerable increase in our net interest margin. Our margin increased 41 basis points up to 3.70% from the previous length quarter. Keep in mind that the home loan bank of New York suspended his dividend for the quarter and that cost us about 7 basis points in the quarter in margin. You will note the home loan bank recently reinstituted a dividend for the first quarter of 2004 but much lower yield than previously and we will be watching that as the year goes along. Additionally, just a reminder that we account for loan prepayment and loan modification fees in the fee income line. If we had treated it in gross interest revenue that would have added some 47 basis points to the margin for the quarter.

We’ve talked about this at the last call, the most dramatic impact resulted from the slow down in the prepayments and mortgage related securities and, therefore, the reduction in the associated amortization of premiums. That had accelerated in the third quarter and slowed and returned to more normal levels this quarter. We had discussed that in some detail. We talked about the fact he saw it peaking in August and are pleased to report that we were right and the improvement has come to pass. Our borrowings we priced downward by 39 basis points and in the quarter the average balance of our multifamily and commercial real estate portfolios grew by 12% or $430 million. Loan production as we’ve talked about has been exceptionally strong throughout the year. And our current loan pipelines are very strong and very robust. Our key lending areas continue to be extremely busy. Excluding the warehouse line of credit, we originated $4.1 billion of loans during the year and $1.3 billion during the quarter. So we closed the quarter, very, very actively.

Earlier in the year as we’ve talked about due to the relatively low mortgage rates we chose to sell a significant portion of our multifamily loan originations into the secondary market through Fannie Mae rather than take the loans into portfolio, there by that would have increased our exposure to long term rate risk. We were unwilling to do that.

During the fourth quarter this trend reversed as the increase in yield on these loans made it more attractive to retain loans for investments strengthening our earning asset portfolios. We chose to sell approximately 25% of the multifamily loans in the fourth quarter to Fannie Mae. That compares with 55% in the third quarter and almost 80% in the second quarter. While we don’t have total flexibility in the short term at any one time, our model as we’ve talked about does allow us to move loans around in this regard and we think it’s an enormous strength. Overall for the year we sold $1.7 billion or 61% of the multi-family loans in the secondary market and retained just over $1 billion in portfolio.

During the year we achieved record outstandings in our mortgage warehouse business. On average $639 million or 60% year to year increase over the prior year. The warehouse activity as we’ve talked about has been an integral part of our business model and helped us absorb a substantial portion of liquidity resulting from the accelerated repayments of mortgages and securities during the year. This growth in average balances was driven by the active refinance in the one to four market. This portfolio has moderated very substantially in the fourth quarter and through to today as the refinance market has slowed considerably. Also, importantly, we took over the Provident bank customer base with in excess of $200 million worth of lines of credit to a bunch of good customers. As we speak today, the warehouse is at a cyclical low and we’ll see how it develops as the year goes along. With rates coming down we’ve seen mortgage originations at retail have gone up again, so we’ll see how this whole thing plays out In terms of our loan pipeline, our multi-family and real estate loan pipelines are over $2.25 billion, they stay about the same. About a third of the multi-family pipeline are targeted for stale while the rest is for portfolio. That could move around a little bit as we go through the closing process. We are obviously continuing to see competition in the market but as market leader we still see great loans for great clients and are doing real business.

Our multi-family expansion into Florida and greater Washington and Baltimore marketplaces are continuing and on schedule and being monitored and managed closely. We are progressing as I said and are on target. We closed last year just under $150 million of loans in the Maryland, Washington marketplace and about $30 odd million dollars of loans in Florida and we have pretty good growing pipelines in both markets. I would say the

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Final Transcript

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

pipelines are just about $150 million in the two markets now but that changes and is growing sort of on a daily basis now.

In terms of asset quality, we didn’t record a provision again for loan losses in the current quarter. This was a result of a continuation of the trends that we’ve talked about. First of all, the current level of our non-performing assets decreased by 20% or a little over $9 million in the quarter on a length quarter basis to 36.6 million and now represents just under 38 basis points of total assets. One reasonably large loan was resolved in the period and a number of smaller credits were resolved. I think overall the portfolio as we’ve talked about continues to hold up exceptionally well and we are benefiting in some senses from the local economy which is beginning to improve as well. We talked about all of it.

The level of our net charge offs in the quarter was dominimous, 100 grand. The allowance for loan losses is about 1.29% of loans. The allowance to loan losses of non-performing loans is 217% in percentage of multiples of charge offs, a considerable multiple of loan charge offs. In terms of core deposits, the results of our myriad core deposit sales initiatives continuing to be rewarding, getting better. It’s another key component of our strategy. It obviously, this effort complements the emphasis on our expanding commercial business and multifamily relationships. Core deposits are up almost $200 million length quarter. And $600 million for the year, 5% on a length quarter and 17% on a year to year basis. Core deposits now represent 74% of total deposits. That compared with 68%. These are becoming very, very, very unusually good numbers. The rollout of the di nova strategy which expanded our footprint in the New Jersey and New York markets. 10 branches opened this year. Another seven are scheduled to be opened in 2004. On top of the 35 additional branches to be integrated as a result of the Staten Island merger. Our current di nova branches are proceeding better than planned. And in virtually all cases exceeding expectations with a bunch having opened late in the year, over $300 million in new core deposits from this initiative.

While our growth has been in deposits has been very good, given our franchise, given the multifamily lending that we do, given our approach to the businesses and sales forces, we feel we can continue to make significant strides on a quarterly basis, building these core deposits and I think the addition of the Staten Island customer base will be an additional excellent source of good core low cost deposits.

Let me spend a few minutes on Staten Island and Staten Island merger and the integration of the merger. In a nutshell, the progress is good. The special stockholders meetings for both institutions to approve the merger are now set for March 8, 2004, that’s a little earlier than we thought they might come out. Regulatory applications are on schedule. In fact, they’ve been — they were filed last night and this morning. The expected close date is anticipated in the second quarter. Integration project plans throughout the organization have been thoroughly developed and are being finalized and are just beginning to kick off and become executed. All of the major system platform decisions have been made and projects are in place to get that going. The sale of the majority of the Staten Island mortgage business to Lehman Bros. is on schedule and we remain confident that the accretion numbers of 3% for 2004 and 8% for 2005 are well on target. All in all it is clearly a test for our organization and one that we are doing fine on right now and we are very, very excited.

So, looking forward, we believe the economy should begin to strengthen in the region as we said and we are properly positioned from both an asset liability and sales perspectives to take advantage of that. The business model has shown that we have been able to sustain earnings over a whole variety of interest rate cycles over the past several years. This year particularly I think you’ve seen, you know, if not one interest cycle, maybe a couple of interest cycles that we’ve managed exceptionally well. Loan demand has been very robust. It continues to be robust and there’s still tremendous opportunities for us to get better. We’ve maintained our deposit pricing disciplines. We’ve maintained the quality and disciplines embedded in our investment portfolios and clearly another year of terrific credit results. We are watching operations, credit, yield curve, we are watching everything closely and managing in a very aggressive and I think intelligent way.

Our objective as we’ve talked about is to how sustainable soundly based results going forward. We had another outstanding quarter and a fine year. We are very excited about what we are doing, our performance, the strategy, and our focus. We look forward to the successful integration and the coming together of two terrific franchises, Independence and SI Bank and Trust and we are just very pleased that we can put a check mark in 2003. With that, let me open it up to questions. We thank you again for your interest.

QUESTIONS AND ANSWERS

Operator

Thank you. The question and answer session will begin at this time. If you are using a speaker phone, please pick up the hand

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Final Transcript

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

set before pressing any numbers. Should you have a question, please press star 1 on your push button telephone. If you wish to withdraw your question, please press star 2. Your question will be taken in the order it is received. Please stand by for your first question. Our first question comes from Chris Buonafede with Fox-Pitt, Kelton.

Chris Buonafede - Fox-Pitt Kelton — Analyst

Good morning. Very nice results. For the net interest For the net interest income how much was the dollars in amortization down to.

Alan Fishman - Independence Community Bank — President and CEO

How much did we amortize during the quarter?

Chris Buonafede - Fox-Pitt Kelton — Analyst

Just during the quarter that would be great.

Alan Fishman - Independence Community Bank — President and CEO

The quarter was 4.5 million.

Chris Buonafede - Fox-Pitt Kelton — Analyst

And then my guess is that on the other non-interest revenue, that $5 million versus 2 million in the prior quarter that has to do with Meridian.

Alan Fishman - Independence Community Bank — President and CEO

Yes, that’s where we show the earnings from our equity investments.

Chris Buonafede - Fox-Pitt Kelton — Analyst

And one last question, can you guys talk about the CNI loan growth was quite impressive. Can you talk about what you are seeing in that space and what your plans are for that space in 2004.

Alan Fishman - Independence Community Bank — President and CEO

Well, I think the CNI loan growth continues to be episodic at least at Independence. You know, we find them, we kill them, we close them, and it’s still quite lumpy here. I think the — we brought on — we made some significant progress in certain markets with some people that have come from some of the banks that have been acquired and some of their — some of that good business followed slowly. So it’s — here it’s a little lumpy. I think Brendan’s challenge smooth it out, make it less episodic and sustainable. So it jumps around. It will continue to jump around here.

Chris Buonafede - Fox-Pitt Kelton — Analyst

Thank you.

Operator

Our next question comes from Jack Micenko from Lehman Bros..

Jack Micenko - Lehman Bros. — Analyst

Good morning, guys. I wanted to get your thoughts on the reserve levels. You had a $2.25 billion pipeline, you added some staffing in the commercial side. We’ve seen CNI portfolio growth increase sharply as the economy continues to improve I would expect the mix shift would continue more towards CRE and CNI categories. Given the low losses, how do you think about the provision expense in ‘04 and ‘05 as you add potentially higher risk loans on the balance sheet? Second, of the 180 million of the production of Maryland and Florida branches how much did you put on balance sheet? Thanks.

Alan Fishman - Independence Community Bank — President and CEO

Let me take the provision issue first. Complicated question for us. We have formula around which we developed the levels of provision. We obviously monitor the mix with different calculations. We monitor the mix of that of the portfolio will undergo some I think change, mixed change temporarily — not temporarily with the merger of the bank, Staten Island. When you don’t have losses, it’s hard to figure what you got to do.

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Final Transcript

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

Jack Micenko - Lehman Bros. — Analyst

Right.

)) So I don’t have any easy answer for you. What we do is try to deal with an experiencal kind of view what would be expected category by category by category. We have worked very hard over the last several years, Mark McClarey , our lenders, Bob Craig in our work out area who is relatively new to the bank a couple years into this thing, we have done a whole lot of thing to make sure as we migrate we don’t lose control and we acyually improve things. Our managers, lenders have done a very good job. Our plans would be we will begin that with the mix change and the volume changes we expect and the merger and so on I wouldn’t be surprised if somewhere along the line during the year we restart this thing. But, quite frankly, given these numbers, you know, we are kind of in a quandary.

Jack Micenko - Lehman Bros. — Analyst

Sure.

Alan Fishman - Independence Community Bank — President and CEO

Yeah. On the second question, Jack, the bulk — the vast majority of the portfolio in these out of markets so far have been in the portfolio. That I think coincided as much as anything else with the timing of when those loans got originated and the rates at which they got originated. So it is kind of a second half set of negotiations leading into a commitment time in the fourth quarter and just like the rest of the portfolio the bulk would be put in the portfolio.

Jack Micenko - Lehman Bros. — Analyst

Higher coupon stuff.

Alan Fishman - Independence Community Bank — President and CEO

Exactly.

Jack Micenko - Lehman Bros. — Analyst

I am not totally familiar with Staten Island but would that integration add to your reserve to loan ratio I would assume?

Alan Fishman - Independence Community Bank — President and CEO

I think it brings it down a bit.

Jack Micenko - Lehman Bros. — Analyst

It does, okay. Thank you.

Alan Fishman - Independence Community Bank — President and CEO

But that’s substantially a lot of one to fours in that portfolio which, you know, has been.

Jack Micenko - Lehman Bros. — Analyst

Two basis points of charge offs.

Alan Fishman - Independence Community Bank — President and CEO

Basically, Jack, as we get closer, we will be looking at the proper reserve levels, what the balance sheet looks like at that point.

Jack Micenko - Lehman Bros. — Analyst

Right. Okay. Great.

Operator

Thank you. Our next question comes from Kevin Timmons with CL King.

Kevin Timmons - CL King — Analyst

Thanks, guys. Real nice quarter. On the premium amortization, I you answered part of this question. Q4 was 4. 5 million. What was Q3.

Alan Fishman - Independence Community Bank — President and CEO

Higher. 12 million.

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FINAL TRANSCRIPT

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

Kevin Timmons - CL King — Analyst

Okay. The NPA resolution during the quarter that you noted during your comments, was that a cash resolution, a restructure? What was that.

Alan Fishman - Independence Community Bank — President and CEO

Sort of, you know, unless there’s a real event that’s unusual, the resolutions we would only write up for the most part would be cash resolutions. In this case we are talking about cash resolutions. We would not be writing up assets typically on sort of theoretical improvements.

Kevin Timmons - CL King — Analyst

The growth in the multi-family portfolio during the quarter. Two things. In terms of the terms of the loans going in there are you putting any fixed rate 10 year paper in there and could you also give me a summary, quick summary, of what’s going into the portfolio as opposed to what you are selling.

Alan Fishman - Independence Community Bank — President and CEO

As to the 10 year, I don’t have the exact number in front of me. My guess there ain’t a whole lot of 10 year going in there if at all. My guess you can assume there is no ten year going in there. In fact, there’s no ten year going in there. That’s not what we do. That’s the whole reason for your approach. Secondly, I would say you get — you get a phenomenon of — it’s a timing issue. It’s when loans come in, it is sort of whether the customer really doesn’t care about yield, you know, yield protection issues and, therefore, is going to trade rate for yield protection, the pricing on the yield protection and how long a loan kind of sits in the pipeline from the time it takes to come in to the time it closes because of various technical issues that it needs to clear up before it can close. What you got is Fannie Mae pricing in the early part of the year was extraordinarily cheaper than administrative rate pricing. That began to equalize and then in fact reversed in the latter part of the year. What goes into Fannie Mae the same credit quality, all the longer rate, all the longer term loans go in and all did not and the loops where people are looking for are willing to trade away yield protection for rate.

Kevin Timmons - CL King — Analyst

Okay. Thank you.

Operator

Thank you. Our next question comes from Mark Fitzgibbon with Sandler O’Neill. Please state your question.

Mark Fitzgibbon - Sandler ONeill — Analyst

Hi, guys. Nice quarter. The first question, I wonder if you could give us a sense for your outlook for the net interest margin in 2004 assuming rates hold flat.

Alan Fishman - Independence Community Bank — President and CEO

We feel pretty good about it. It should go up.

Mark Fitzgibbon - Sandler ONeill — Analyst

Okay. And if —

Alan Fishman - Independence Community Bank — President and CEO

That’s absent some whacked out premium amortization coming back with this current rally in rates which, I don’t foresee.

Mark Fitzgibbon - Sandler ONeill — Analyst

Marginally increasing during the quarter.

Alan Fishman - Independence Community Bank — President and CEO

I would say.

Mark Fitzgibbon - Sandler ONeill — Analyst

Secondly, do you have a target in mind for the retention of multifamily loans in 2004.

Alan Fishman - Independence Community Bank — President and CEO

We have a budgets but that’s not — you know, we put a place holder in. We do it sort of every year. Sort of a place holder and it is 50/50 but that’s simply a place holder. We are agnostic

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FINAL TRANSCRIPT

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

on the subject. We like the rates and the cycle you know we book them and we just keep producing them.

Mark Fitzgibbon - Sandler ONeill — Analyst

I think you mentioned you had a $2.25 billion pipeline. Could you break that out into each respective bucket. Is 80% multifamily? What is the breakdown.

Alan Fishman - Independence Community Bank — President and CEO

About 60, 70% multifamily maybe even higher a bit. And the bulk of it in New York for sure. A little bit down south. And the rest being in commercial real estate. Re-Fi stuff and that kind of stuff.

Mark Fitzgibbon - Sandler ONeill — Analyst

Thank you.

Operator

Thank you. Our next question comes from Sal DiMartino with Bear Stearns. Please state your question.

Sal DiMartino - Bear Stearns — Analyst

Thanks. Good morning, guys. How are you? Good quarter. I jumped on the call a little bit late so I apologize. I do have a couple of questions. But first one is can you just give me a little bit more color on the other, other income and expense lines. I know on the income side you said that Meridian but you both jumped in the quarter by 3 million. Looks like they offset. What was on the expense side? Secondly, just following up on the margin/premium amortization question. Was the entirety of the rebound in the margin due to the 7.50 million improvement in premium amortization or did you enter into sort of swap arrangements during the quarter? And then the last question is about the Staten Island closing. I know the shareholders meeting is I believe in early March, you are projecting a second quarter close. Is it an April close or a June close? Thanks.

Alan Fishman - Independence Community Bank — President and CEO

All right. Let me take the first one first. You know, the two line items that you are looking at are isolated and different. As we set, non-interest income the jump is related to our equity investments. On a non-interest expense there’s a bunch of things going through there. The vast majority is clean up work on some loan servicing stuff that we just ran through there at quarter end so a little noise running through there. As far as the net interest margin, the vast majority of it was from the slow down in the prepays. It was nothing funky as far as swaps or anything done. And then

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FINAL TRANSCRIPT

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call on the last piece, on the Staten Island piece, as we said, we are making progress. There’s still regulatory issues that we are going to be dealing with. We are still confident with the second quarter transaction but we are not prepared to say anything more at this point.

Sal DiMartino - Bear Stearns — Analyst

Okay. Frank, if I can, on other expense lines, ex-Staten Island would we expect that could be roughly $3 million lower next quarter?

Frank Baier - Independence Community Bank — CFO

No. There’s — as I said there’s a little bit of noise going on in there but it did go up from a number of different items. I think on a normalized basis it is probably closer to 10 to 10.5 million number.

Sal DiMartino - Bear Stearns — Analyst

Thanks.

Operator

Thank you. Our next question comes from Sirles Gellman.

Frank Baier - Independence Community Bank — CFO

Good morning. Nice quarter. Just two questions for you. One is what’s happening with the Staten Island mortgage business that you retained? I think that was 40 or 50 offices. What progress are you making on closing that down and are you still okay with your estimate of $15 million cost to do that? And the other question would be when do you think you’ll be able to resume your share buy back?

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FINAL TRANSCRIPT

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

Alan Fishman - Independence Community Bank — President and CEO

On the disposition of the Staten Island pieces, there’s been always and it always is tremendous interest in these things. Everybody loves to look and kick tires. We’ve made some deals, signed some contracts. We are in the process of finalizing some others. It looks like it’s going better than modeled but it is early days and until the money — you know, the checks clear you never know with this stuff. It is holding up well and the market has helped the fact that the origination markets have rebounded a little bit has helped. It seems to be going fine. It’s an ugly process when you want to close these things. In terms of the buy backs, I think, you know, if things go great as we hope that they will, I wouldn’t be surprised if sort of latter part of the year we would maybe be back at it but we’ve got to get these two banks together and sort out the capital issues and get that all in the right sort of balance. But I wouldn’t be surprised if we were back in the market sometime the latter part of the year.

Frank Baier - Independence Community Bank — CFO

Thanks a lot.

Operator

Thank you. Our next question comes from Scott Valentin with FBR. Please state your question.

Sirles Gellman - Sunova Capital — Analyst

Good morning, guys. Congratulations on a good quarter. Question on the out of state production. As far as LTV’s and rates, can you give us some color. I would assume maybe the out of state markets are less competitive than the New York metro market. Are pricing terms and loan terms different?

Alan Fishman - Independence Community Bank — President and CEO

If we keep talking about it we will screw it up because then people will start competing. The LTV, you know, there’s only one way to make a loan at Independence quite frankly. It is the same apprises, the same underwriting, the same nonsense that we go through. We visit the building, we talk to the tenants, we drive everybody crazy and we make the loan. I would say so the LTV’s the debt service coverages, all that good stuff, the market cap rates that we derive, all that’s the same north to south. It is all the same. I think it’s still early days here. It looked like there’s a small yield advantage in the non-new York City market and you’d expect that given the fact that New York City the multifamily market in New York City is so mature and competitors so effective and so on and so forth.

Scott Valentin - FBR — Analyst

And, Frank, a question for you. What’s the balance, the premium remaining on the books.

Frank Baier - Independence Community Bank — CFO

22 million.

Scott Valentin - FBR — Analyst

And then final question. As far as you mentioned loan production increasing part of due to a better economy but adding staff. Can you talk about staffing a little?

Alan Fishman - Independence Community Bank — President and CEO

Staffing levels are basically flat. We have done some substituting and managing around that. As I said in response to earlier question, we got — we got a little lucky with a couple of important names for us in the fourth quarter. Stuff that people have been working on and maybe as the year end that sort of a an impetus to close. I don’t know. But staff levels in general on the commercial side of the business are going sideways I would say.

Scott Valentin - FBR — Analyst

Okay. Any staff going forward.

Alan Fishman - Independence Community Bank — President and CEO

I think that we — I think it is going to go sideways for the most part, a little bit up. They always go up a little bit. We believe in growth and we manage for growth. But in general, I think we are pretty well — we may have moved some people around and all that good stuff but we are in pretty good shape.

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FINAL TRANSCRIPT

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

Scott Valentin - FBR — Analyst

Final question. Any seasonality in Meridian’s earnings stream.

Alan Fishman - Independence Community Bank — President and CEO

Yeah, it’s a little unusual. You know, the holidays are usually slow. The Jewish holidays are quite slow. Which is, you know, Labor Day sort of period. But other than that, not that one could figure because, you know, clearly Meridian is in an evolving kind of position as well as the bank in terms of its growth so I would say it is hard to figure on seasonality, that really is extended, you know what I mean?.

Scott Valentin - FBR — Analyst

Okay.

Alan Fishman - Independence Community Bank — President and CEO

I couldn’t give you an answer. I couldn’t give you a smart answer anyway.

Scott Valentin - FBR — Analyst

Thanks a lot.

Operator

Thank you. Our next question comes from Matthew Kelley with Moors & Cabot.

Matthew Kelley - Moors and Cabot — Analyst

Hey, guys. Do you have any, you know, targets set for total loan growth and deposit growth? I think the ‘03 period ended up quite strong. I am curious what you are looking for.

Alan Fishman - Independence Community Bank — President and CEO

We obviously set budgets and as you could expect from the way we run the place we set very aggressive, very to doable, very disciplined budgets. Do we have targets? Of course we do. We expect terrific results from our people. We have perfect people and get perfect results. We don’t sort of give that kind of guidance.

Matthew Kelley - Moors and Cabot — Analyst

Okay. Just to follow up on a question earlier. Is there any potential for a charge, you know, with the sale of the mortgage platform to Lehman outside of what was provided in the deal presentation? There are some expenses you are exposed to and the shut down.

Alan Fishman - Independence Community Bank — President and CEO

Other than the restucturing we have talked about. Not at this time.

Matthew Kelley - Moors and Cabot — Analyst

Thank you very much.

Alan Fishman - Independence Community Bank — President and CEO

Great. Thanks.

Operator

Our next question comes from Terry Maltese from Sandler O’Neill.

Terry Maltese - Sandler ONeill — Analyst

Couple questions as it relates to Staten Island. You are saying no additional charge for the shut down of what you are taking. Could you give us a little color, though. First of all, is that correct? Am I correct in what I just said?

Alan Fishman - Independence Community Bank — President and CEO

Yeah. I think, you know, we don’t — because we are in the proxy period right now, I think the only thing we can really comment on is the fact that we are — that the accretion numbers we showed you for ‘04 and ‘05 are on target.

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FINAL TRANSCRIPT

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

Terry Maltese - Sandler ONeill — Analyst

Okay. So the accretion’s on target but no comment on the actual charge. Regarding Staten Island again, just two other questions. What about I presume Staten Island will post some sort of loss for the period. Some of that will go to Lehman Bros. and some of that to you prior to the close. Can you give us some sort of color on, A, what that looks like, B, when Staten Island is going to report.

Alan Fishman - Independence Community Bank — President and CEO

Not yet. We can’t talk about that.

Terry Maltese - Sandler ONeill — Analyst

There’s been a lot of insider selling in Staten Island. Is there any comment on that?

Alan Fishman - Independence Community Bank — President and CEO

Again, we are really constrained on what we can say.

Terry Maltese - Sandler ONeill — Analyst

Okay. Great. Thank you.

Alan Fishman - Independence Community Bank — President and CEO

Sorry.

Operator

Thank you. Our next question again some from Sirles Gellman

Sirles Gellman - Sunova Capital — Analyst

I just — you know when I was listening to the additional questions I thought maybe that what I thought was a clear answer to my question maybe wasn’t so clear. If you don’t mind, I am going to follow-up a little bit. I asked you about the cost to close the retail offices that you have already acquired and you said it was going better than the model of the $15 million cost which was great news and I wondered if I understood that correctly. I thought I did and then as you continued to answer, I began to wonder if I really understood what you had said.

Alan Fishman - Independence Community Bank — President and CEO

The answer to that is obviously we feel confident that we fully reserved through the restructuring the costs to shut down. We are looking to mitigating those costs and feel we are making some success but until everything is signed and done one never knows.

Sirles Gellman - Sunova Capital — Analyst

Okay. What’s the timing that you think?

Alan Fishman - Independence Community Bank — President and CEO

It’s moving in good shape. It will close reasonably soon.

Sirles Gellman - Sunova Capital — Analyst

Probably — will you be able to make an announcement then or would you have to wait until the second quarter — first quarter, I’m sorry.

Alan Fishman - Independence Community Bank — President and CEO

When it closes, it closes. We will let you know.

Sirles Gellman - Sunova Capital — Analyst

Would you be able to make an announcement of whether it was going as well as you think now or will you have to wait until you report earnings in the first quarter?

Alan Fishman - Independence Community Bank — President and CEO

We are not anticipating making any announcements other than, you know, our normal course announcements.

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FINAL TRANSCRIPT

ICBC — Q4 2003 Independence Community Bank Earnings Conference Call

Sirles Gellman - Sunova Capital — Analyst

Great. Thanks a lot.

Operator

Ladies and gentlemen, as a remainder should you have a question please press star 1 at this time. Thank you. If there are no further questions, I will turn the conference back to Alan Fishman.

Alan Fishman - Independence Community Bank — President and CEO

Thanks, everybody. We are obviously very gratified as you said. Great progress. We look forward to sharing the results and look forward to closing the deal with Staten Island and getting on with it and it is all going fine. Thanks for your support during the year and we look forward to continuing the dialogue in 2004. Talk to you soon.

Operator

Ladies and gentlemen, this concludes our conference for today. Thank you all for participating and have a nice day. All parties may now disconnect.

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